Sarah M. Patterson
AVP and Senior Counsel
Law Department
Direct Dial:	(860) 843-60851
Fax:	(860) 380-1616

July 29, 2011

VIA EDGAR AND EMAIL

Ms. Deborah D. Skeens

Senior Counsel

Office of Insurance Products

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-8629

RE:                                                                              Hartford Life Insurance Co Separate Account Seven

Initial Registration Statement on Form N-4

Files Nos. 333-174678; 811-04972

Hartford Life & Annuity Insurance Co Separate Account Seven

Initial Registration Statement on Form N-4

Files Nos. 333-174679; 811-09295

Dear Ms. Skeens:

Presented below and attached hereto please find specific responses to each of your comments and questions from July 28, 2011:

1.               General

COMMENT:  Please confirm that the name of each Portfolio Company, not the Series Trust, is displayed on the cover page.

RESPONSE:  Agreed. Registrant confirms.

2.              Dollar Cost Averaging Program (p. 14)

COMMENT:  Please revise the sentence referring to the interest credited.

RESPONSE:  Agreed.

3.              Automatic Income Program (p. 15)

COMMENT:  Please clarify cross-references for consistency.

RESPONSE:  Agreed.

4.              Premium Based Charge (p. 18)

a.               COMMENT:  Please clarify the language referencing the “breakpoint range” for clarity.

RESPONSE:  Agreed.

b.              COMMENT:  Please revise the sentence referencing the duration of the Premium Based Charge schedule “reducing” to 0%.

RESPONSE:  Agreed.

5.              Payment Base (p. 38)

COMMENT:  Please revise the language regarding the application of the Payment Base cap for “new sales only.”

RESPONSE:  Agreed.

6.              Glossary (p. 50)

COMMENT:  Please clarify the definition of Dollar Cost Averaging.

RESPONSE:  Agreed.

7.              CDSC Examples (pp. A-2 - A-8)

COMMENT:  Examples 1 through 5 state that “[s]tep 1 does not apply” but do not describe this step. Please identify Step 1 in these examples and explain why it does not apply.

RESPONSE:  Agreed. In addition, we added the word “step” to each corresponding step in the CDSC section of the prospectus.

8.              Income Foundation Builder Examples (p. A-20)

COMMENT:  Please clarify Footnote three of example one referring to the Deferral Credit Base.

RESPONSE:  Agreed.

Thank you.

Best Regards,

/s/ Sarah M. Patterson